Exhibit 99.2

GOLD RESERVE INC.

September 30, 2020

Management’s Discussion and Analysis

U.S. Dollars

(unaudited)

Management’s Discussion and Analysis of Financial Condition and Results of Operations

This Management’s Discussion and Analysis of Financial Condition and Results of Operations, dated
November 12, 2020 is intended to assist in understanding and assessing our results of operations and financial condition and should be read in conjunction with the September 30, 2020 unaudited interim consolidated financial statements and related notes. All dollar amounts herein are expressed in U.S. Dollars.

Venezuela's political, economic and social conditions

Venezuela continues to experience substantial social, political and economic turmoil. The country's overall infrastructure, social services network and economy have generally collapsed. Further, certain non-Venezuelan countries (including the United States) currently recognize a temporary presidency and government with respect to the president of the National Assembly, Juan Guaidó, instead of Nicolás Maduro, resulting in a "dual" government. In addition, in March 2020, the U.S. Government indicted Venezuelan President Nicolás Maduro and a number of key associates for drug trafficking.

The existing conditions in Venezuela, along with Sanctions, are expected to continue in the foreseeable future, adversely impacting our ability to collect the remaining amount owed to us by Venezuela pursuant to the Settlement Agreement and/or Award and hinder our ability to develop certain gold, copper, silver and other strategic mineral rights contained within Bolivar State comprising what is known as the Siembra Minera project (the "Siembra Minera Project").

U.S. and Canadian Sanctions

The U.S. and Canadian governments have imposed various sanctions which, in aggregate, essentially prevent any dealings with Venezuelan government entities and prohibit the Company and its directors, management and employees from dealing with certain Venezuelan individuals or entering into certain transactions.

The Sanctions implemented by the U.S. government generally block all property of the Venezuelan government and state-owned/controlled entities such as Siembra Minera. In addition, U.S. Sanctions prohibit U.S. Persons (as defined by the U.S. Sanction statutes) from dealing with Specially Designated Nationals ("SDNs") and targets corruption in, among other identified sectors, the gold sector of the Venezuelan economy. The Sanctions implemented by the Canadian government generally include asset freezes and impose prohibitions on dealings with certain named Venezuelan officials under the Special Economic Measures (Venezuela) Regulations of the Special Economic Measures Act and the Justice for Victims of Corrupt Foreign Officials Regulations of the Justice for Victims of Corrupt Foreign Officials Act (Sergei Magnitsky Law).

The cumulative impact of the Sanctions restricts the Company from working with those Venezuelan government officials responsible for the payment and transfer of funds associated with the Settlement Agreement and those responsible for the operation of Siembra Minera and the development of the Siembra Minera Project which adversely impacts our ability to collect the remaining amount due pursuant to the Settlement Agreement and/or the Award from Venezuela and, until Sanctions are lifted, obstructs our ability to develop the Siembra Minera Project as originally planned.

COVID-19

Management has evaluated the potential effect COVID-19 may have on the Company’s operations and asset values and at this time does not expect there will be a material impact.

EXPLORATION PROSPECTS

SIEMBRA MINERA

Overview

In August 2016, we executed the Contract for the Incorporation and Administration of the Mixed Company with the government of Venezuela (the "Mixed Company Formation Document") to form a jointly owned company and in October 2016, together with an affiliate of the government of Venezuela, we established Siembra Minera, the entity whose purpose is to develop the Siembra Minera Project. Siembra Minera is beneficially owned 55% by Corporacion Venezolana de Mineria, S.A., a Venezuelan government corporation and 45% by Gold Reserve. Although Venezuela is not current with its obligations outlined in the Settlement Agreement, the parties retain their respective interests in Siembra Minera.

Siembra Minera holds certain gold, copper, silver and other strategic mineral rights within Bolivar State comprising approximately 18,950 hectares in an area located in the Km 88 gold mining district of southeast Bolivar State which includes the historical Brisas and Cristinas areas. The mineral rights held by Siembra Minera have a 20-year term with two 10-year extensions.

Gold Reserve, under a yet to be completed Technical Services Agreement, would provide engineering, procurement and construction services to Siembra Minera for a fee of 5% over all costs of construction and development and, thereafter, for a fee of 5% over operating costs during operations. Venezuela is obligated to use its best efforts to grant to Siembra Minera similar terms that would apply to the Siembra Minera Project in the event Venezuela enters into an agreement with a third party for the incorporation of a mixed company to perform similar activities with terms and conditions that are more favorable than the tax and fiscal incentives contemplated in the Mixed Company Formation Document and is obligated to indemnify us and our affiliates against any future legal actions related to property ownership associated with the Siembra Minera Project.

There are significant provisions related to the formation of Siembra Minera and the development and operation of the Siembra Minera Project, as provided in the Mixed Company Formation Document, some of which are still pending completion. A number of these pending authorizations are critical to the financing and future operation of the Siembra Minera Project.

Venezuela agreed to certain Presidential Decrees, within the legal framework of the "Orinoco Mining Arc" (created on February 24, 2016 under Presidential Decree No. 2.248 as an area for national strategic development Official Gazette No. 40.855), that will or have been issued to provide for tax and fiscal incentives for companies owned jointly with the government ("Mixed Companies") operating in that area that include exemption from value added tax, stamp tax, municipal taxes and any taxes arising from the contribution of tangible or intangible assets, if any, to the Mixed Companies by the parties and the same cost of electricity, diesel and gasoline as that incurred by the government or related entities.

Siembra Minera is obligated to pay to the government a special advantage of 3% of gross sales and a net smelter return royalty ("NSR") on the sale of gold, copper, silver and any other strategic minerals of 5% for the first ten years of commercial production, 6% for the next ten years. The parties also agreed to participate in the price of gold in accordance with a formula resulting in specified respective percentages based on the sales price of gold per ounce. For sales up to $1,600 per ounce, net profits will be allocated 55% to Venezuela and 45% to us. For sales greater than $1,600 per ounce, the incremental amount will be allocated 70% to Venezuela and 30% to us. For example, with sales at $1,600 and $3,500 per ounce, net profits will be allocated 55.0% - 45.0% and 60.5% - 39.5%, respectively.

Venezuela is obligated to advance $110.2 million to Siembra Minera to facilitate the early startup of the pre-operation and construction activities, but has not yet taken steps to provide such funding and Siembra Minera is obligated, with Venezuela's support, to undertake initiatives to secure financing(s) to fund the anticipated capital costs of the Siembra Minera Project, which are estimated to be in excess of $2 billion. To date no verifiable financing alternatives have been identified.

The Mixed Company Formation Documents provide for Siembra Minera, pursuant to Presidential Decrees or other authorizations, to be subject to an income tax rate of 14% for years one to five, 19% for years six to ten, 24% for years eleven to fifteen, 29% for years sixteen to twenty and 34% thereafter; to be authorized to export and sell concentrate and doré containing gold, copper, silver and other strategic minerals outside of Venezuela and maintain foreign currency balances associated with sales proceeds; to hold funds associated with future capital cost financings and sale of gold, copper and silver offshore in U.S. dollar accounts with dividend and profit distributions, if any, paid directly to Siembra Minera shareholders; to convert all funds into local currency at the same exchange rate offered by Venezuela to other similar entities, as required to pay Venezuela income taxes and annual operating and capital costs denominated in Bolivars for the Siembra Minera Project. As of the date of this Management's Discussion and Analysis, Venezuela has not yet taken steps to formally provide such authorizations via Presidential Decree or otherwise.

On October 8, 2020, the Venezuelan National Constituent Assembly approved an “anti-blockade” law, published in Special Official Gazette Nº 6.583 of October 12th, 2020 (the "Law"). The Law is reportedly part of the Maduro administration's strategy to overcome the financial, economic and commercial consequences of U.S. Sanctions. The Law, which according to its own terms ranks as a constitutional law, was passed to provide President Maduro the tools to mitigate the effects of U.S. sanctions on Venezuela. The Law, in part, allows the Venezuelan government to implement programs to foster investments in projects or alliances in strategic sectors, including the power to sell State assets, lower or increase State interest in mixed companies and suspend legal and sublegal norms that it considers counterproductive due to sanctions. The Law provides strict provisions of confidentiality that would exclude from public scrutiny transactions that are permitted thereunder. Members of the opposition government and academic and professional associations in Venezuela have questioned the constitutionality of the National Constituent Assembly and the Law. Additionally, they claim that the Law will lead to a lack of transparency and accountability. It is unclear if the Law will have any current or future impact on the Company's operations.

While it is difficult to predict, it is possible that upon a change of government in Venezuela that gives control of government to the opposition, the National Assembly, currently under the control of the opposition, will once again be recognized by the government of Venezuela as the legislative body of Venezuela and be able to effectively operate. Recent actions by the opposition controlled National Assembly have challenged the Maduro administration's 2016 formation of Siembra Minera and Presidential Decree 2.248 which created the Strategic Development Zone National Mining Arc of the Orinoco where the Siembra Minera Project is located. The impact of recent or future actions by an opposition controlled National Assembly could adversely affect the Company's ownership interest in Siembra Minera or its future operations in Venezuela.

Siembra Minera Project Completed Activities

The Company's development activities included the following, much of which were completed prior to 2019: published the results of the PEA in accordance with NI 43-101; completed the preliminary design and engineering on the small scale Phase I oxide saprolite process plant and the Phase 2 larger hard rock process plant; completed the preliminary design work for a Phase 1 and Phase 2 Tailings Dam design; completed and obtained approval of a Venezuelan Environmental Impact Statement; subsequently received the environmental permit to affect the Area for the early works (the "Permit to Affect"); collected and transported a surface saprolite material sample to the U.S. for future metallurgical testing; validated, with the assistance of Empresa Nacional Forestal (a state owned company affiliated with the Ministry of Environment), the forest inventory for the Siembra Minera Project area; assisted with the preparation of budgets for Siembra Minera according to parameters set forth by the Venezuelan budgeting agency; obtained, the "Initiation Act", pursuant to the Permit to Affect, allowing Siembra Minera to initiate the authorized preliminary/early works on the Siembra Minera Project; completed in March 2019 the Environmental Supervision Plan for the permitted (early or preliminary) works; hosted two community events for the granting of the Environmental Permit and the granting of the Initiation Act; worked with Mission Piar (Small Miner Program affiliated with the Ministry of Mines) to complete an initial survey and census of small miners located in the Siembra Minera Project area, which included cataloging identities, locations, infrastructure, and health status; completed a feasibility study for a rock quarry in March 2019 as part of the opening of the quarry needed for the "early works" and during both Phases I and II of the Siembra Minera Project; and assisted small miner alliances, with the support of the Ministry of Mines, to obtain mining rights to property north of the Siembra Minera Project – with the purpose of relocating small miners from the Siembra Minera Project area.

Siembra Minera has no operations at this time. As a result, the Company has directly incurred the costs associated with the Siembra Minera Project outside of Siembra Minera. The cumulative expenditures incurred by the Company through September 30, 2020, totaled approximately $20.7 million.

Siembra Minera Project Development

With the previous issuance of the Permit to Affect and the Initiation Act we have considered initial plans for various on-site activities such as site clearing, construction of a temporary camp and warehouse facilities, drilling of dewatering and development drill holes, access roads on the property, opening of the quarry for construction aggregates and initial construction activities. We have evaluated initial proposals for a drilling program in support of the overall project development activities, water management wells, and test areas where additional resource potential is evident. Various geotechnical studies as well as environmental and social studies to augment and update previous work on the property have been considered which could support the generation of a pre-feasibility study for the small and large plant and generate Environmental & Social Impact Assessments ("ESIA") for the support of the various operating and environmental permits that will be required for the Siembra Minera Project. The next phase of the Siembra Minera Project's development is envisioned to include detail design work for the small cyanidation plant and related facilities along with the metallurgical testing to support the metallurgical process used in the plant.

The Sanctions severely obstruct our ability to develop the Siembra Minera Project and, until such time as Sanctions are lifted, we expect our activities in Venezuela will be limited. It is unclear to management if any new Venezuelan administration or power, de jure or de facto, in the future will respect the agreements of the prior administration.

LMS GOLD PROJECT

On March 1, 2016, we completed the acquisition of certain wholly-owned mining claims known as the LMS Gold Project (the "LMS Property"), together with certain personal property for $350,000, pursuant to a Purchase and Sale Agreement with Raven Gold Alaska Inc. ("Raven"), a wholly-owned subsidiary of Corvus Gold Inc. Raven retains an NSR with respect to (i) "Precious Metals" produced and recovered from the LMS Property equal to 3% of "Net Smelter Returns" on such metals (the "Precious Metals Royalty") and (ii) "Base Metals" produced and recovered from the LMS Property equal to 1% of Net Smelter Returns on such metals, however we have the option, for a period of 20 years from the date of closing of the acquisition, to buy back a one-third interest (i.e. 1%) in the Precious Metals Royalty at a price of $4 million. In 2019 Raven assigned the NSR to Bronco Creek Exploration, Inc. The LMS Property remains at an early stage of exploration.

BRISAS ARBITRAL AWARD, SETTLEMENT AGREEMENT AND MINING DATA SALE

In October 2009, we initiated a claim (the "Brisas Arbitration") under the Additional Facility Rules of the International Centre for the Settlement of Investment Disputes ("ICSID") to obtain compensation for the losses caused by the actions of Venezuela that terminated our Brisas Project in violation of the terms of the Treaty between the Government of Canada and the Government of Venezuela for the Promotion and Protection of Investments. In September 2014, the ICSID Tribunal granted us an Arbitral Award (the "Award") totaling $740.3 million. The Award (less legal costs and expenses) accrues post-award interest at a rate of LIBOR plus 2%, compounded annually.

Under the terms of the July 2016 Settlement Agreement (as amended) Venezuela agreed to pay the Company $792 million to satisfy the Award and $240 million for the purchase of our technical mining data associated with our previous Brisas Project (the "Mining Data") for a total of approximately $1.032 billion in a series of monthly payments ending on or before June 15, 2019. As agreed, the first $240 million received by Gold Reserve from Venezuela has been recognized as proceeds from the sale of the Mining Data.

The terms of the Settlement Agreement included the Company's agreement to suspend the legal enforcement of the Award until final payment is made by Venezuela and Venezuela's agreement to irrevocably waive its right to appeal the February 2017 judgment issued by the Cour d'appel de Paris dismissing the annulment applications filed by Venezuela in respect of the Award and to terminate all other proceedings seeking annulment of the Award.

All Settlement Agreement payments made by Venezuela, excluding the Venezuelan government bonds transferred to the Company in August 2018, were initially deposited into the Trust Account with Banco de Desarrollo Económico y Social de Venezuela ("Bandes Bank"). Pursuant to the terms of a trust agreement in respect of the Trust Account (the "Trust Agreement"), the Company has the right to direct the transfer of the funds to its bank accounts outside of Venezuela. With the designation of Bandes Bank as a "Specially Designated National" (a "SDN") in March 2019, the Company treated the Trust Account as blocked property and as a result, the Company, in December 2018, recorded an impairment loss of $21.5 million, representing the balance of the funds remaining in the Trust Account. The Trust Account and the funds therein will remain blocked property until the U.S. government delists Bandes Bank as an SDN or issues a specific license to the Company to unblock this property.

As of the date of this Management’s Discussion and Analysis, the Company had received payments of approximately $254 million pursuant to the Settlement Agreement (excluding $21.5 million that remains in the Trust Account). The remaining unpaid amount due from Venezuela pursuant to the Settlement Agreement, which is delinquent, totals approximately $897 million (including interest of approximately $119 million) as of September 30, 2020.

The interest rate provided for on any unpaid amounts pursuant to the Award is specified as Libor plus two percent. In 2017, U.K.’s Financial Conduct Authority announced that LIBOR will be phased out of existence as a dependable index for variable interest rates no later than December 31, 2021. Working groups assembled by the U.S. Federal Reserve have identified the Secured Overnight Funding Rate ("SOFR") as the preferred replacement for LIBOR. SOFR reflects the cost of borrowing in dollars in the daily overnight treasury repo market. We expect that we will either come to an agreement with Venezuela as to an appropriate replacement or, alternatively, petition the court responsible for the enforcement of our Award judgement to rule on a new interest rate benchmark.

The terms of the Settlement Agreement also included Venezuela's obligation to make available to an escrow agent negotiable financial instruments, with a face value of at least $350 million, partially guaranteeing the payment obligations to the Company. As of the date of this Management’s Discussion and Analysis, the collateral has not yet been provided to the escrow agent and it is unclear if and when Venezuela will comply with this particular obligation of the Settlement Agreement.

Obligations Due Upon Collection of the Award and Sale of Mining Data

Pursuant to a 2012 restructuring of convertible notes, we issued Contingent Value Rights ("CVRs") that entitle the holders to an aggregate of 5.466% of certain proceeds associated with the collection of the Award, sale of Mining Data or an enterprise sale (the "Proceeds"), less amounts sufficient to pay or reserve for taxes payable, certain associated professional fees and expenses not to exceed $10 million, any accrued operating expenses as of the date of the receipt of Proceeds not to exceed $1 million and the balance of any remaining Notes and accrued interest thereon (the "Net Proceeds"). We have been advised by a CVR holder that it believes that the Company's 45% interest in Siembra Minera represents "Proceeds" for purposes of the CVRs and as such it believes the CVR holders are entitled to the value of 5.466% of that interest on the date of its acquisition. For a variety of reasons, the Company does not agree with that position and believes it is inconsistent with the CVRs and the terms and manner upon which we reached settlement as to the Award with the Venezuelan government. This matter has not been resolved as of the date of this Management's Discussion and Analysis and it is not possible at this time to determine its outcome. As of September 30, 2020, the total cumulative estimated obligation due pursuant to the terms of the CVR from the sale of the Mining Data and collection of the Award was approximately $10.0 million, of which approximately $47 thousand remains payable to CVR holders.

The Board approved a bonus plan (the "Bonus Plan") in May 2012, which was intended to compensate the participants, including executive officers, employees, directors and consultants for their contributions related to: the development of the Brisas Project; the manner in which the development effort was carried out allowing the Company to present a strong defense of its arbitration claim; the support of the Company's execution of the Brisas Arbitration; and the ongoing efforts to assist with positioning the Company in the collection of the Award, sale of the Mining Data or enterprise sale. The bonus pool under the Bonus Plan is comprised of the gross proceeds collected or the fair value of any consideration realized less applicable taxes multiplied by 1.28% of the first $200 million and 6.4% thereafter. The Bonus Plan is administered by a committee of independent directors who selected the individual participants in the Bonus Plan and fixed the relative percentage of the total pool to be distributed to each participant. Participation in the Bonus Plan by existing participants is fully vested, subject to voluntary termination of employment or termination for cause. Participants who reach age 65 and retire are fully vested and continue to participate in future distributions under the Plan. As of September 30, 2020, the total cumulative estimated obligation pursuant to the terms of the Bonus Plan from the sale of the Mining Data and collection of the Award was approximately $4.4 million, of which approximately $54 thousand remains payable to Bonus Plan participants.

In March 2020, the U.S. Congress passed legislation which allows companies to carryback net operating losses incurred in 2018, 2019 and 2020 to offset income earned in prior years. In response to this legislation, management reduced its estimate of the income tax due on amounts received in 2018 from the sale of Mining Data and collection of the Award. The effect of this change in estimate was to increase the net proceeds from the sale of the Mining Data and collection of the Award subject to the CVR and the Bonus Plan and as a result, the Company recorded an increase in its obligation to the CVR holders and Bonus Plan participants by approximately $47 thousand and $54 thousand, respectively.

Distribution of Funds to Shareholders and Intention to Distribute Funds Received in Connection with the Award in the Future

In June 2019, the Company completed a distribution of approximately $76 million or $0.76 per share to holders of Class A Shares as a return of capital (the "Return of Capital"). The Return of Capital was completed pursuant to a plan of arrangement under the Business Corporations Act (Alberta) (the "ABCA") which required approval by the Alberta Court of Queen's Bench (the "Court") and at least two-thirds of the votes cast by Shareholders in respect of a special resolution. Full details of the Return of Capital are described in the Company's management proxy circular dated April 30, 2019 and other related materials filed with applicable Canadian securities regulatory authorities and made available at www.sedar.com or www.sec.gov, and posted on the Company's website at www.goldreserveinc.com.

Following the receipt, if any, of additional funds associated with the Settlement Agreement and/or Award and after applicable payments of Net Proceeds to holders of our CVRs and participants under our Bonus Plan, we expect to distribute to our shareholders a substantial majority of any remaining proceeds, subject to applicable regulatory requirements and retaining sufficient reserves for operating expenses, contractual obligations, accounts payable and income taxes, and any obligations arising as a result of the future collection of the remaining amounts owed by Venezuela.

Financial Overview

Our overall financial position is influenced by the proceeds previously received pursuant to the Settlement Agreement, related payment obligations and the Return of Capital. Recent operating results and overall financial position and liquidity are impacted by Venezuela's failure to honor its payment obligations under the Settlement Agreement in a timely manner, expenses associated with activities related to the Siembra Minera Project, obligations associated with collections under the Settlement Agreement, Sanctions and costs associated with maintaining our legal and regulatory obligations in good standing.

As discussed elsewhere in this Management's Discussion and Analysis, the Sanctions have and will continue to adversely impact our ability to collect the remaining amounts due associated with the Settlement Agreement and/or Award and, until Sanctions are lifted, obstruct our ability to develop the Siembra Minera Project as originally planned.

Historically we have financed our operations through the issuance of common stock, other equity securities and debt and more recently, proceeds from payments under the Settlement Agreement. The timing of any future investments or transactions if any, and the amounts that may be required cannot be determined at this time and are subject to available cash, the continued collection, if any, of the proceeds associated with the collection of the Award and/or future financings, if any. We have only one operating segment, the exploration and development of mineral properties.

Our longer-term funding requirements may be adversely impacted by the timing of the collection of the amounts due pursuant to the Settlement Agreement and/or Award, the timing and amount of distributions made to shareholders, if any, financial market conditions, industry conditions, regulatory approvals or other unknown or unpredictable conditions and, as a result, there can be no assurance that additional funding will be available or, if available, offered on acceptable terms.

Liquidity and Capital Resources

At September 30, 2020, we had cash and cash equivalents of approximately $58.9 million which represents a decrease from December 31, 2019 of approximately $2.9 million. The net decrease was primarily due to cash used in operations as more fully described in the “Operating Activities” section below, partially offset by receipt of a refund of income tax.

	2020	Change	2019
Cash and cash equivalents	$58,886,240	$(2,935,897)	$61,822,137

As of September 30, 2020, we had financial resources including cash, cash equivalents and marketable securities totaling approximately $59.1 million, equipment with a carrying value of approximately $6.3 million (See Note 6 to the consolidated financial statements), an income tax receivable of approximately $7.6 million and short-term financial obligations consisting of accounts payable, accrued expenses, contingent value rights and lease liability of approximately $0.8 million.

We have no revenue producing operations at this time. Our future working capital position is dependent upon the collection of the remaining balance of the amounts due pursuant to the Settlement Agreement and/or Award. We believe that we have sufficient working capital to carry on our activities for the next 12 to 24 months. However, a change of administration in Venezuela and/or removal of Sanctions, among other things, could result in increased activities and a higher cash burn-rate requiring us to seek additional sources of funding to ensure our ability to continue our business in the normal course. As discussed elsewhere in this Management's Discussion and Analysis, the Sanctions have and will continue to adversely impact our ability to collect the remaining balance of the Award plus interest and/or amounts due pursuant to the Settlement Agreement from Venezuela and, until Sanctions are lifted, significantly obstruct our ability to develop the Siembra Minera Project as originally planned.

Operating Activities

Cash flow used in operating activities for the nine months ended September 30, 2020 and 2019 was approximately $3.0 million and $7.1 million, respectively. Cash flow used in operating activities consists of net loss (the components of which are more fully discussed below) adjusted for gains and losses on marketable securities, deferred tax, non-cash expense items primarily related to stock option compensation and depreciation as well as certain non-cash changes in working capital.

Cash flow used in operating activities during the nine months ended September 30, 2020 decreased from the prior comparable period primarily due to a receipt of a refund of income tax, a decrease in activity related to the Siembra Minera project and a decrease in legal and accounting expense, partially offset by decreases in interest income and an increase in arbitration expense.

Investing Activities

Cash flow provided by investing activities increased during the nine months ended September 30, 2020 primarily due to an increase in proceeds from sale of property, plant and equipment.

Financing Activities

In June 2019, the Company completed a distribution of approximately $76 million or $0.76 per share to holders of Class A Shares as a return of capital. The Company did not have financing activities during the nine months ended September 30, 2020.

Contractual Obligations

Our contractual obligation payments as of September 30, 2020 consist of amounts due pursuant to the CVR’s and the bonus plan of approximately $0.1 million.

Results of Operations

Summary Results of Operations

Consolidated net loss for the three and nine months ended September 30, 2020 was approximately $2.4 million and $6.0 million, respectively compared to consolidated net income (loss) of $1.6 million and $(4.8) million, respectively during the comparable periods in 2019.

		Three Months			Nine Months
	2020	2019	Change	2020	2019	Change
Income (loss)	$(2,668)	$ (67,176)	$64,508	$237,147	$ 1,387,555	$(1,150,408)
Expenses	(2,560,299)	(2,642,425)	82,126	(7,114,868)	(10,576,123)	3,461,255
Net loss before tax	(2,562,967)	(2,709,601)	146,634	(6,877,721)	(9,188,568)	2,310,847
Income tax benefit	134,994	4,347,907	(4,212,913)	845,184	4,347,907	(3,502,723)
Net income (loss) for the period	$(2,427,973)	$1,638,306	$(4,066,279)	$(6,032,537)	$(4,840,661)	$(1,191,876)

Income (loss)

		Three Months			Nine Months
	2020	2019	Change	2020	2019	Change
Interest income	$19,402	$151,586	$(132,184)	$277,752	$1,122,639	$(844,887)
Gain (loss) on equity securities	3,613	(34,378)	37,991	5,783	(134,943)	140,726
Loss on disposition of property, plant & equip.	(30,476)	-	(30,476)	(30,476)	-	(30,476)
Foreign currency gain (loss)	4,793	(184,384)	189,177	(15,912)	399,859	(415,771)
	$(2,668)	$(67,176)	$64,508	$237,147	$1,387,555	$(1,150,408)

As the Company has no commercial production or source of operating cash flow at this time, income is often variable from period to period. The decrease in income was primarily a result of a reduction in interest income due to both a decrease in cash due to the 2019 return of capital transaction and a decrease in interest rates as well as a reduction in foreign currency gain.

Expenses

		Three Months			Nine Months
	2020	2019	Change	2020	2019	Change
Corporate general and administrative	$1,580,530	$1,470,362	$110,168	$3,864,897	$3,918,621	$(53,724)
Contingent value rights	7,380	262,549	(255,169)	46,202	262,549	(216,347)
Siembra Minera Project costs	487,380	431,819	55,561	1,215,266	4,700,979	(3,485,713)
Exploration costs	55,600	32,070	23,530	58,808	34,798	24,010
Legal and accounting	141,282	179,913	(38,631)	498,785	1,079,141	(580,356)
Arbitration and settlement	173,276	157,262	16,014	1,081,555	254,934	826,621
Equipment holding costs	114,851	108,450	6,401	349,355	325,101	24,254
Total expenses	$2,560,299	$2,642,425	$(82,126)	$7,114,868	$10,576,123	$(3,461,255)

Expenses associated with the Siembra Minera Project during the nine months ended September 30, 2020 decreased from the prior comparable period due to a decrease in the magnitude of social work programs in the project area, which continue to include various medical initiatives and malaria mitigation (See Siembra Minera Project Completed Activities). Legal and accounting expenses decreased from the prior comparable periods primarily as a result of a decrease in professional fees associated with the return of capital transaction in 2019. Arbitration and settlement expense increased generally as a result of counsels' assistance in the evaluation of various issues associated with the current status of the Settlement Agreement and the Siembra Minera Project. Overall, total expenses for the three and nine months ended September 30, 2020 decreased by approximately $0.1 million and $3.5 million, respectively from the comparable periods in 2019.

Summary of Quarterly Results (1)

Quarter ended	9/30/20	6/30/20	3/31/20	12/31/19	9/30/19	6/30/19	3/31/19	12/31/18
Income (loss)	$(2,668)	$122,845	$116,970	$212,194	$(67,176)	$647,953	$806,778	$(33,559,907)
Net loss
before tax	(2,562,967)	(2,235,424)	(2,079,330)	(8,306,237)	(2,709,601)	(3,718,609)	(2,760,358)	(36,090,031)
Per share	(0.03)	(0.02)	(0.02)	(0.08)	(0.03)	(0.04)	(0.03)	(0.36)
Fully diluted	(0.03)	(0.02)	(0.02)	(0.08)	(0.03)	(0.04)	(0.03)	(0.36)
Net income (loss)	(2,427,973)	(2,122,592)	(1,481,972)	(8,306,237)	1,638,306	(3,718,609)	(2,760,358)	(25,921,698)
Per share	(0.02)	(0.02)	(0.01)	(0.08)	0.02	(0.04)	(0.03)	(0.26)
Fully diluted	(0.02)	(0.02)	(0.01)	(0.08)	0.02	(0.04)	(0.03)	(0.26)
(1)	The information shown above is derived from our unaudited consolidated financial statements that have been prepared in accordance with U.S. generally accepted accounting principles.

In the third quarter of 2020, income decreased as a result of a decrease in interest income and a decrease in gain on marketable securities as well as a loss on disposition of property, plant and equipment. In the second quarter of 2020, income increased as a result of gains on marketable equity securities partially offset by a decrease in interest as a result of lower interest rates. In the first quarter of 2020, income decreased as a result of losses on marketable equity securities and foreign currency loss. In the fourth quarter of 2019, income increased as a result of gains on marketable equity securities and foreign currency gain. In the third quarter of 2019 income decreased as a result of a decrease in interest income after the June 2019 shareholder distribution as well as an increase in foreign currency loss. In the second quarter of 2019 income decreased primarily due to an increase in loss on marketable equity securities. In the first quarter of 2019 income increased as the Company did not incur additional losses on marketable debt securities or impairment of funds held in the Trust Account.

In the fourth quarter of 2018, income declined primarily due to a decrease in receipts associated with the Settlement Agreement, losses on marketable debt securities and a loss on the impairment of funds held in the Trust Account.

Net loss increased in the third quarter of 2020 as a result of a decrease in income as noted above as well as an increase in non-cash stock option expense partially offset by a decrease in arbitration expense. Net loss increased in the second quarter of 2020 primarily due to an increase in legal costs related to the Company’s evaluation of various issues associated with the current status of the Settlement Agreement and the Siembra Minera Project In the first quarter of 2020, net loss decreased from the prior quarter because the Company did not have further write-downs of equipment. In the fourth quarter of 2019, net loss increased as a result of a write-down of property, plant and equipment. In the third quarter of 2019, net income increased primarily as a result of a change in estimated income tax. In the first and second quarters of 2019, the Company recorded net losses primarily because the Company did not have any receipts from the Settlement Agreement.

In the fourth quarter of 2018 the Company recorded a net loss primarily as a result of losses on marketable debt securities and loss on impairment of funds held in trust partially offset by an increase in tax benefit.

Off-Balance Sheet Arrangements

The Company is not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the Company’s financial condition, changes in financial condition, revenues, expense, results of operations, liquidity, capital expenditures or capital resources.